Iron Spark I Inc.

125 N Cache St.

2nd Floor

Jackson, Wyoming 83001

June 3, 2021

VIA EDGAR

Mr. Dillon Hagius

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Iron Spark I Inc.
Registration Statement on Form S-1 File No. 333- 253775 (the “Registration Statement”)

Dear Mr. Hagius:

On June 1, 2021, Iron Spark I Inc. Inc. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. on Thursday, June 3, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 7, 2021, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Giovanni Caruso, Esq. of Loeb & Loeb LLP, at (212) 407-4866.

Sincerely,

/s/ Joshua L. Spear
Joshua L. Spear
Chief Executive Officer & Director